Filed Pursuant to Rule 433
Registration No. 333-148142
September 18, 2009

2500 City West Boulevard Suite 2200 Houston, TX 77042 (713) 361-2600 (713) 361-2693 fax

Contact:
FOR IMMEDIATE RELEASE	G. Kregg Lunsford
Chief Financial Officer
September 18, 2009	(713) 243-2713

Helix Prices Secondary Public Equity Offering of
Cal Dive Common Stock
HOUSTON, TX — (September 18, 2009) Cal Dive International, Inc. (NYSE:DVR) announced today that the previously disclosed secondary offering of 20,604,317 shares of Cal Dive common stock by Helix Energy Solutions Group, Inc. (NYSE:HLX) (“Helix”) was priced at $10.00 per share.
The offering is expected to close on September 23, 2009, subject to customary closing conditions. In addition, Helix has granted the underwriters an option to purchase an additional 3,090,647 shares to cover over-allotments, if any.
The offering represents approximately 22% of Cal Dive’s common stock currently outstanding and would reduce Helix’s ownership interest in Cal Dive from approximately 25% to 3%. Assuming the exercise of the over-allotment option in full, Helix will cease to own any shares of Cal Dive’s common stock. Helix will receive all net proceeds from the secondary offering.
In connection with the offering, Credit Suisse Securities (USA) LLC and BofA Merrill Lynch are acting as joint book-running managers and Capital One Southcoast, Inc. is acting as co-manager for the offering.
Cal Dive has filed a registration statement, including a prospectus, with the Securities and Exchange Commission for the offering to which this communication relates. Before investing, investors should read the prospectus in that registration statement, the accompanying prospectus supplement, and other documents Cal Dive has filed with the SEC for more complete information about Cal Dive and this offering.
Investors may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send the prospectus and the prospectus supplement upon request by contacting Credit Suisse Securities (USA) LLC at Prospectus Dept., One Madison Avenue, New York, NY 10010, 1-800-221-1037 or BofA Merrill Lynch at 4 World Financial Center, New York, NY 10080, attn: Prospectus Department.
This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.
Cal Dive International, Inc., headquartered in Houston, Texas, is a marine contractor that provides an integrated offshore construction solution to its customers, including manned diving, pipelay and pipe burial, platform installation and platform salvage services to the offshore oil and natural gas industry on the Gulf of Mexico OCS, Northeastern U.S., Latin America, Southeast Asia, Australia, the Middle East, India and the Mediterranean, with a fleet of 31 vessels, including 21 surface and saturation diving support vessels and 10 construction barges.